SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                 Deltagen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   24783R103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following page(s))

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall note be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.24783R103                     13D                    Page 2 of 13 Pages

     Alta Partners II, Inc.
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     C0

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 3 of 13 Pages

     Alta BioPharma Partners II, L.P.
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 4 of 13 Pages

     Alta Embarcadero BioPharma Partners II, LLLC
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     California
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 5 of 13 Pages

     Alta BioPharma Management Partners II, LLC
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 6 of 13 Pages

     Jean Deleage
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 7 of 13 Pages

     Alix Marduel
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.24783R103                     13D                    Page 8 of 13 Pages

     Farah Champsi
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,188,184
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,188,184

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,188,184

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.36%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Deltagen, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 740 Bay Road, Redwood City, CA, 94063.

Item 2.  Identity and Background.

         (a) This Statement is being filed by (i) Alta BioPharma Partners II, L.P., a Delaware limited partnership ("Alta BioPharma"), by virtue of it being the record owner of 2,110,543 shares of Common Stock of the Issuer; (ii) Alta Embarcadero BioPharma Partners II, LLC, a California limited liability company ("Embarcadero LLC") by virtue of it being the record owner of 77,641 shares of Common Stock of the Issuer: (iii) Alta BioPharma Management Partners II, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma; (iv) Alta Partners II, Inc., a California corporation ("Alta Partners"), by virtue of being the management advisory company of Alta BioPharma, Embarcadero LLC and Alta Management; and (v) Jean Deleage, Alix Marduel and Farah Champsi (collectively referred to as the
"Managing Directors"), by virtue of being the managing directors of Alta Management and officers or employees of Alta Partners. Alta BioPharma, Embarcadero LLC, Alta Management, Alta Partners and the Managing Directors are sometimes hereinafter collectively referred to as the "Reporting Persons". By virtue of the relationships described above and their roles with Alta Partners, each of the Managing Directors may be deemed to control Alta Partners and Alta Management, and therefore, may be deemed to possess indirect beneficial ownership of shares of Common Stock held by Alta BioPharma and Embarcadero LLC. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares of the Common Stock directly beneficially held by Embarcadero LLC and Alta BioPharma and, as a result, the Managing Directors disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Alta BioPharma and Embarcadero LLC, except to the extent of their pecuniary interest therein. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. The Managing Directors are managers of Embarcadero LLC and the managers of Embarcadero LLC are affiliates of Alta Partners.

         (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Alta Management, and Alta Partners, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

         (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta Management's principal business is acting as managing director of Alta BioPharma. Each of the Managing Directors' principal business is acting as a managing director of Alta Management and as an officer or employee of Alta Partners. (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                               Page 9 of 13 Pages

         (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Alta Management is a Delaware limited liability company. Each of the Managing Directors is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         On May 15, 2002 (the "Closing Date"), Alta BioPharma and Embarcadero LLC entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer pursuant to which Alta BioPharma and Embarcadero LLC acquired, for an aggregate purchase price of $10,000,000.88, a total of 2,188,184 shares of Common Stock.

         The total amount of funds required by Alta BioPharma to acquire the 2,110,543 shares of the Common Stock reported in Item 5(a) hereof was $9,645,181.51 and the total amount of funds required by Embarcadero LLC to acquire the 77,641 shares of the Common Stock reported in Item 5(a) hereof was $354,819.37. Such funds were provided by each entity's capital available for investment. No part of the purchase was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.


Item 4.  Purpose of Transaction.

         Alta BioPharma and Embarcadero LLC acquired the shares of Common Stock reported in Item 5(a) for investment purposes only. Depending upon their evaluation of the Issuer's investments and prospects, and upon future developments (including, but not limited to, the market for the Common Stock, the effective yield on the Common Stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately negotiated transactions or otherwise. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans, which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.


                               Page 10 of 13 Pages

         Exception: Pursuant to the terms of the Stock Purchase Agreement, for as long as Alta BioPharma, together with its affiliates, owns in the aggregate at least 25% of Common Stock purchased by Alta BioPharma and its affiliates on the Closing Date, the Issuer will cause a person designated by Alta BioPharma (the "Alta Designee") to be included in the slate of nominees recommended by the Board of Directors to the stockholders for election as directors at any meeting of stockholders of the Issuer and shall not make any recommendation against the election of the Alta Designee to the stockholders. On May 23, 2002, Edward Penhoet was appointed to the Issuer's Board of Directors.



Item 5.  Interest in Securities of the Issuer.

         (a) Alta BioPharma is the record owner of 2,110,543 shares of Common Stock of the Issuer, or approximately 5.17% of the outstanding shares of Common Stock of the Issuer. Embarcadero LLC is the record owner of 77,641 shares of Common Stock of the Issuer, or approximately 0.19% of the outstanding shares of Common Stock of the Issuer. The shares held of record by Alta BioPharma and Embarcadero LLC are referred to herein collectively as the "Record Shares". By virtue of its relationship with Alta BioPharma, Alta Management may be deemed to own beneficially 2,110,543 shares of Common Stock of the Issuer or approximately 5.17% of the outstanding shares of Common Stock of the Issuer. By virtue of their affiliate relationships with Alta BioPharma and Embarcadero LLC, Alta Partners and each Managing Director may be deemed to own beneficially all of the Record Shares or approximately 5.36% of the outstanding shares of Common Stock of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of Alta BioPharma for the 2,110,543 shares of Common Stock, which it holds of record, and in the case of Embarcadero LLC for 77,641 shares of Common Stock, which it holds of record.

         The foregoing percentages are calculated based upon the 40,811,819 shares of the Issuer's Common Stock reported by the Company as the outstanding common shares as of March 31, 2002 in the Stock Purchase Agreement dated May 15, 2002, and the number of shares issued as listed in Exhibit A - Schedule of Investor dated May 15, 2002.

         (b) Alta BioPharma has the power to direct the disposition of and vote 2,110,543 shares of Common Stock. Embarcadero LLC has the power to direct disposition of and vote 77,641 shares of Common Stock. By virtue of its relationships with Alta BioPharma; Alta Management may be deemed to have the power to direct the disposition of and vote 2,110,543 shares of Common Stock. By virtue of their affiliate relationships with Alta BioPharma and Embarcadero LLC, Alta Partners and each Managing Director may be deemed to have the power to direct the disposition of and vote the Record Shares.

         (c) Except as set forth above, none of the Reporting Persons has effected any transactions in shares of the Issuer's Common Stock during the last 60 days.


         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) Not applicable.


                               Page 11 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Pursuant to the terms of the Stock Purchase Agreement, Alta BioPharma and Embarcadero LLC are granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the shares of Common Stock purchased by such entities.

         The Stock Purchase Agreement is hereby incorporated in their entirety by this reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.

         Exhibit B: Deltagen, Inc. Stock Purchase Agreement dated May 15, 2002.

         Exhibit C: Alta BioPharma Partners II, L.P. Management Rights Agreement
                    dated May 15, 2002.


                               Page 12 of 13 Pages

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 28, 2002

Alta Partners II, Inc.                               Alta BioPharma Partners II, L.P.

By:      /s/ Jean Deleage                            By: Alta BioPharma Management Partners II, LLC
         -----------------------------------
         Jean Deleage, President


Alta BioPharma Management Partners II, LLC           By:   /s/ Farah Champsi
                                                           -----------------------------------
                                                           Farah Champsi, Managing Director


By:      /s/ Farah Champsi
         -----------------------------------
         Farah Champsi, Member


Alta Embarcadero BioPharma II, LLC


By:      /s/ Farah Champsi
         -----------------------------------
         Farah Champsi, Manager


         /s/ Jean Deleage                                              /s/ Alix Marduel
--------------------------------------------               ------------------------------------
         Jean Deleage                                                  Alix Marduel


         /s/ Farah Champsi
--------------------------------------------
         Farah Champsi